June 19, 2015
Re:    Ingram Micro Inc.
Form 10-K: For the Fiscal Year Ended January 3, 2015
Filed February 27, 2015
File No. 001-12203

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Craig D. Wilson, Senior Assistant Chief Accountant
Dear Mr. Wilson:
On behalf of Ingram Micro Inc. (the “Company”), I am responding to comments of the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 11, 2015 relating to the above-referenced filing.
I have recited the comments of the Staff in bold type below, and have followed the comments with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.
Form 10-K for the Fiscal Year Ended January 3, 2015

General

1.
In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated May 18, 2015. It appears these acknowledgements were not provided with your response letter dated May 29, 2015. Please provide the requested acknowledgements in writing with your next response letter signed by management.

Written acknowledgement of Tandy language has been included in this response letter. Please see below.

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
June 19, 2015

Note 10 - Commitments and Contingencies, page 63

2.
We note your response to prior comment 3 and your disclosures that state “After working with our advisors, we believe the other matters noted above do not represent a probable loss.” Please clarify your disclosures to indicate whether the other matter (Items 2 − 5) including incremental charges for possible penalties, interest and inflationary adjustments represent potential outcomes that are reasonably possible pursuant to ASC 450-20-50-3.

In future filings, if applicable, assuming such matters have not progressed, we will revise the disclosures to include the following:

“Our Brazilian subsidiary received a 2005 Federal import tax assessment claiming certain commercial taxes totaling Brazilian Reais _____ ($____ at (date) exchange rates) were due on the import of software acquired from international vendors for the period January through September of 2002. While we will continue to vigorously pursue administrative and, if applicable, judicial action in defending against this matter, we continue to maintain a reserve for the full tax amount assessed at (date).

Our Brazilian subsidiary has also received a number of additional tax assessments, including the following that have a reasonable possibility of a loss: (1) a 2007 Sao Paulo Municipal tax assessment claiming Brazilian Reais _____ ($_____ at (date) exchange rates) of service taxes were due on the resale of acquired software covering years 2002 through 2006, plus Brazilian Reais _____ ($_____ at (date) exchange rates) of associated penalties; (2) a 2011 Federal income tax assessment, a portion of which claims statutory penalties totaling Brazilian Reais _____ ($_____at (date)exchange rates) for delays in providing certain electronic files during the audit of tax years 2008 and 2009, which was conducted through the course of 2011; (3) a 2012 Sao Paulo municipal tax assessment claiming Brazilian Reais _____ ($_____ at (date) exchange rates) of service taxes due on the importation of software covering the year 2007 plus Brazilian Reais _____ ($_____ at (date) exchange rates) of associated penalties; and (4) a 2013 Sao Paulo municipal tax assessment claiming Brazilian Reais _____ ($_____ at (date) exchange rates) of service taxes due on the importation of software covering the years 2008, 2009, 2010 and January through May 2011 plus Brazilian Reais _____ ($_____ at (date) exchange rates) of associated penalties. After working with our advisors, we believe these matters do not represent a probable loss.

In addition to the amounts described above, it is reasonably possible that incremental charges for penalties, interest and inflationary adjustments could be imposed in an amount up to Brazilian Reais ____ ($____ at (date) exchange rates) for these matters. We believe we have good defenses against each matter and do not believe it is probable that we will suffer a material loss from these matters.”

We will continue to monitor the status of these matters in light of ASC 450-20-50-3 and update our disclosures as appropriate

Craig Wilson,
Senior Assistant Chief Accountant
Securities Exchange Commission
June 19, 2015

* * * * *
Ingram Micro acknowledges, both with respect to this response, and with respect to our letter of May 29, 2015 to the Commission, that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (714) 382-3189, with any questions regarding these filings or the Company’s response.

Sincerely,
/s/ Larry C. Boyd
Larry C. Boyd Executive Vice President, Secretary and General Counsel
cc:	Kevan Bradshaw (PricewaterhouseCoopers) Alan Denenberg (Davis Polk & Wardwell) Alain Monie (Ingram Micro) William D. Humes (Ingram Micro) Gina Mastantuono (Ingram Micro) Jim Agnew (Ingram Micro)